Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 3, 2022)	Registration No. 333-266435

FaZe Holdings Inc.

Up to 5,923,333 Shares of Common Stock (for issuance)

Up to 64,035,579 Shares of Common Stock (for resale)

Up to 173,333 Warrants to Purchase Shares of Common Stock (for resale)

This prospectus supplement relates to the prospectus, dated October 3, 2022 (as amended and supplemented, the “Prospectus”), related to the issuance by us of up to 5,923,333 shares of common stock, par value $0.0001 (“Common Stock”), of FaZe Holdings Inc., a Delaware corporation ( “FaZe”), consisting of (i) shares of Common Stock issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus) that were issued upon the separation of the Private Placement Units (as defined in the Prospectus) that were issued in a private placement simultaneous with the IPO (as defined in the Prospectus) and (ii) shares of Common Stock issuable upon the exercise of the Public Warrants (as defined in the Prospectus) that were issued to stockholders as part of the units issued in the IPO. The Prospectus also relates to the resale by certain Selling Holders (as defined in the Prospectus) of: (1) up to 64,035,579 shares of Common Stock, consisting of (i) 40,512,679 shares of Common Stock issued to pre-Business Combination (as defined in the Prospectus) securityholders of Legacy FaZe (as defined in the Prospectus) in connection with the Business Combination, (ii) 520,000 shares of Common Stock issued upon the separation of the Private Placement Units that were issued in a private placement simultaneous with the IPO, (iii) 10,000,000 shares of Common Stock issued in the PIPE Investment (as defined in the Prospectus), (iv) 4,312,500 shares of Common Stock converted from the Founder Shares (as defined in the Prospectus), (v) 8,517,067 shares of Common Stock issuable upon the exercise of those Legacy FaZe Options (as defined in the Prospectus) that converted into FaZe stock options in connection with the Business Combination and (vi) 173,333 shares of Common Stock that may be issued upon exercise of the 173,333 Private Placement Warrants; and (2) up to 173,333 Private Placement Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “FAZE” and “FAZEW,” respectively. On November 25, 2022, the closing price of our Common Stock on Nasdaq was $1.93 per share and the closing price of our Warrants on Nasdaq was $0.17 per Warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2022

FAZE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	84-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 N. Cahuenga Blvd. Los Angeles, CA	90038
(Address of principal executive offices)	(Zip Code)

(818) 688-6373

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FAZE	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one share of common stock	FAZEW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Amendment”) is being filed by Faze Holdings Inc. (the “Company”) to amend the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022 (the “Original Report”), solely to supplement Item 5.02 of the Original Report to include updated disclosure regarding the resignation of the Company’s Chief Strategy Officer. This Amendment does not otherwise amend, update or change any other disclosure contained in the Original Report.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Strategy Officer

As previously reported on the Original Report on November 8, 2022, Kai Henry resigned from his role as the Chief Strategy Officer of the Company, effective immediately.

On November 21, 2022 and November 22, 2022, in connection with Mr. Henry’s resignation, the Company and Mr. Henry entered into a consulting agreement (the “Consulting Agreement”) and a separation agreement (the “Separation Agreement” and collectively, the “Agreements”), respectively. Pursuant to the Agreements, among other things, (i) each of Mr. Henry’s unvested stock options and restricted stock awards will vest and become exercisable on May 8, 2023, subject to Mr. Henry complying with the terms of the Consulting Agreement through such date, (ii) for the period commencing on November 21, 2022 and ending on May 21, 2023, Mr. Henry will provide consulting services to the Company at a monthly rate of $35,000, and (iii) Mr. Henry will be eligible to receive five percent of the net revenue received by the Company in respect of certain strategic future initiatives and eligible to receive two percent of the net revenue received by the Company on a current initiative. The vesting of Mr. Henry’s unvested stock options and restricted stock awards is also subject to the execution and nonrevocation of a release of claims in favor of the Company. The foregoing description is qualified in its entirety by the Separation Agreement and the Consulting Agreement, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits. The following exhibit is furnished with this report on Form 8-K/A:

Exhibit No.	Description

10.1	Separation Agreement between FaZe Holdings Inc. and Kai Henry, dated November 22, 2022.

10.2	Consulting Agreement between FaZe Holdings Inc. and Kai Henry, dated November 21, 2022.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the iXBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAZE HOLDINGS INC.

Date: November 28, 2022	By:	/s/ Lee Trink
	Name:	Lee Trink
	Title:	Chief Executive Officer

Exhibit 10.1

Separation Agreement

This agreement (“Agreement”) between Kai Henry (“Employee” or “you”) and Faze Clan Inc. (the “Company”) concerning the terms of your separation from employment and offers you certain benefits to which you would not otherwise be entitled, conditioned upon your provision of a general release of claims and covenant not to sue as provided herein. If you agree to the terms outlined herein, please sign and return this Agreement to me in the timeframe outlined below.

1. Separation from Employment: As you know, the Company has determined that it is in the Company’s best interest for you and the Company to part ways and for your employment with the Company to end. You resigned from the Company on November 8, 2022 (the “Separation Date”). The Company has provided you a final paycheck, less lawful deductions, which sum represents all of your earned but unpaid compensation (the “Final Paycheck”). You acknowledge Company has a written unlimited vacation policy, and you have not accrued any vacation time under the policy. You further acknowledge that you are not owed any compensation for accrued but unused vacation time upon terminations. You acknowledge by signing this Agreement, there are no further obligations to you under any other arrangement with the Company, except as set forth in this Agreement

2. Separation Benefits:

a. Given your resignation, you are not owed severance under your prior offer letter, but the Company and you desire to enter into an independent contractor agreement with you in the form attached hereto as Exhibit B (the “ICA”). The ICA is being executed concurrently with this Agreement and each of this Agreement and the ICA is conditioned upon concurrent execution and delivery of the other agreement.

b. Health Insurance Continuation: If you presently have insurance through the Company plan, your group health insurance will cease on the last day of the month in which your employment ended. At that time, you will be eligible to continue your group health insurance benefits at your own expense, except as described below, subject to the terms and conditions of the benefit plan, federal COBRA law, and, as applicable, state insurance laws, and you will be responsible for COBRA enrollment. You will receive additional information regarding your right to elect continued coverage under COBRA in a separate communication. The Company does not take responsibility of enrolling or making COBRA payments on behalf of the employee, the process of COBRA election and payment is the responsibility of the Employee.

c. You acknowledge that you are and shall be solely responsible for all federal, state and local taxes that may be owed by you by virtue of the receipt of any portion of the monetary payments and benefits provided to you under this Agreement.

3. Equity

You were previously granted the option(s) to purchase shares of the Company’s Common Stock (the “Options”) and restricted stock (together with the Options, the “Equity”). Pursuant to the Stock Option Agreement(s) between you and the Company, any vested Options are exercisable at any time until the date three months after the Separation Date (and such Options will expire on such date). Notwithstanding any contrary provision in the Stock Purchase Agreement and the Stock Option Agreement, any unvested Options or restricted Equity will fully vest or become unrestricted six months after the Separation Date, provided that you are in full compliance with your obligations under the ICA. Except as modified by this Agreement, the Stock Option Agreement(s) and Stock Purchase Agreements between you and the Company will remain in full force and effect, and you agree to remain bound by those Agreement(s). You acknowledge that the benefits described in this provision are an additional payment to you, to which you are not otherwise entitled, and that such agreement is expressly made in exchange for your acceptance of the terms set forth in herein.

4. Employee Representations: You acknowledge that the Company relies on the following representations by you entering into this Agreement:

a. You have not filed any administrative or judicial complaints, claims, or actions against the Company or any of the other Releasees for claims you are releasing in this Agreement;

b. You have reported to the Company any and all work-related injuries or occupational illnesses incurred by you during your employment with the Company;

c. You have been properly provided any leave requested and available to you under the Family and Medical Leave Act, or similar statute or local laws, and have not been subjected to any improper treatment, conduct or actions due to a request for or taking such leave;

d. You have received all compensation due to you as a result of services performed for the Company (including, without limitation, vacation pay, holiday pay, commissions, bonus or any other incentive compensation);

e. You are not aware of any conduct by any person that constitutes a violation of Company policy or the Company’s legal or regulatory obligations, or any other suspected ethical or compliance issues on the part of the Company or any of the other Releasees that you have not brought to the attention of the Company; and

f. You have not raised and are not aware of any claim of sexual harassment or abuse with the Company.

5. Return of Company Property; Transfer of Domain Names: You hereby warrant to the Company that, no later than two days after execution of this Agreement, you will return to the Company all property or data of the Company of any type whatsoever that has been in your possession or control, including, but not limited to, marketing documents, computer equipment, cell phone, PDA and passwords. All electronic items will be returned in the same working condition in which they were issued. . Within five days after execution of this Agreement, you will transfer the domain, fazeforever.eth, Fazesports.com and FaZe1.com and any other domains or similar items you have control over that were acquired for the benefit of the Company or use the term “FaZe” in them to a wallet designated by the Company’s CFO.

6. Proprietary Information: You hereby acknowledge that you are bound by Proprietary Information Invention Agreement that you previously entered into with the Company (the “Confidentiality Agreement”), a copy of which is attached as Exhibit A, and that as a result of your employment with the Company you have had access to the Company’s Proprietary Information (as defined in the Confidentiality Agreement), that you will hold all such Proprietary Information, in strictest confidence and that you will not make use of such Proprietary Information on behalf of anyone, except as required in the course of your employment with the Company. You further confirm that you will deliver to the Company, no later than the Separation Date, all documents and data of any nature containing or pertaining to such Proprietary Information, and that you will not take with you any such documents or data or any reproduction thereof.

7. General Release and Waiver of Claims:

a. In exchange for and in consideration of the covenants and promises contained herein, to the fullest extent permitted by law, you (on behalf of yourself, and on behalf your heirs, family members, executors, estates, agents and assigns, or any controlled affiliate and any trust or other entity of which you or said heirs, estates or family directly or indirectly hold a majority beneficial interest) hereby release and waive any other claims you may have against the Company and its owners, agents, officers, shareholders, employees, directors, attorneys, subscribers, subsidiaries, affiliates, successors and assigns, and Company hereby releases you, your heirs, family members, executors, estates, agents and assigns, or any controlled affiliate and any trust or other entity of which you or said heirs, estates or family directly or indirectly hold a majority beneficial interest) (collectively “Releasees”), whether known or not known, including, without limitation, claims under any employment laws, including, but not limited to, any claims based on your employment with the Company or the termination of that employment, including the release of any claims for wrongful discharge or breach of contract (express, implied or otherwise); any claims for negligence, defamation or intentional tort; any claims for employment discrimination, harassment, or retaliation on any basis, including age, race, color, ethnicity, national origin, gender, religion, pregnancy, disability (or perceived disability), sexual orientation, veteran’s status, whistleblower status or marital status, claims under Title VII of the 1964 Civil Rights Act, as amended, under the Equal Pay Act, under the California Fair Employment and Housing Act, or the California Labor Code and any other federal, state or local laws and/or regulations relating to employment or employment discrimination, including, without limitation, claims based on age or under the Age Discrimination in Employment Act or Older Workers Benefit Protection Act, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and/or claims based on disability or under the Americans with Disabilities Act.

The parties understand that there is a risk that after the execution of this Agreement they may discover facts different from or in addition to the facts which they now know. It is understood that the release herein shall be, and remain in effect as, a full and complete release, notwithstanding the discovery of different or additional facts. The parties expressly waive any rights, if applicable, under California Civil Code section 1542, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

This release does not include a release of any rights you may have to workers’ compensation or unemployment benefits, or of any rights either party may have under this Agreement. Nothing in this Agreement prevents you from filing a charge with the Equal Employment Opportunity Commission or comparable state or local governmental agency. You agree that you hereby waive any right that you may have to seek or to share in any relief, monetary or otherwise, relating to any claim released herein, whether such claim was initiated by you or not.

You and the Company do not intend to release claims that you may not release as a matter of law, including but not limited to claims for indemnity under California Labor Code Section 2802 for business expenses, or any claims for enforcement of this Agreement. To the fullest extent permitted by law, any dispute regarding the scope of this general release shall be determined by an arbitrator under the procedures set forth in the arbitration clause below.

8. Covenant Not to Sue:

a. You and the Company covenant not to sue the Released Parties for any of the claims released above, agree not to participate in any class, collective, representative, or group action that may include any of the claims released above, and will affirmatively opt out of any such class, collective, representative or group action. Further, you agree not to participate in, seek to recover in, or assist in any litigation or investigation by other persons or entities against the Releasees, except as required by law. Your release covers only those claims that arose prior to the execution of this Agreement. Execution of this Agreement does not bar any claim that arises hereafter, including (without limitation) a claim for breach of this Agreement.

b. Nothing in this paragraph shall prohibit or impair you or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either party to commit (or aid or abet in the commission of) any unlawful act.

9. Protected Rights: The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, limits their ability to file a charge or complaint with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local government agency or commission (“Government Agencies”), however, they waive any right to any individual monetary recovery in any such proceeding or lawsuit. The parties further understand that this Agreement does not limit their ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to you or the Company. This Agreement does not limit the parties’ right to receive an award for information provided to any Government Agencies. The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, waives a party’s right to testify regarding criminal conduct or sexual harassment on the part of the other party to the Agreement. The parties understand that nothing in the General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, or otherwise in this Agreement, prevents the disclosure of factual information related to a claim filed in a civil or administrative action regarding sexual harassment, harassment or discrimination based on sex, failure to prevent harassment or discrimination based on sex, retaliation for reporting harassment or discrimination based on sex, or sexual assault. The General Release and Waiver of Claims and Covenant Not to Sue paragraphs above, does not apply to any claim which, as a matter of law, cannot be released by private agreement. If any provision of General Release and Waiver of Claims and Covenant Not to Sue paragraphs contained in this Agreement is found to be unenforceable, it shall not affect the enforceability of the remaining provisions and all remaining provisions shall be enforceable to the fullest extent permitted by law.

10. Attorneys’ Fees: If any action is brought to enforce the terms of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees, costs and expenses from the other party, in addition to any other relief to which the prevailing party may be entitled, to the fullest extent permitted by law.

11. Confidentiality: The contents, terms and conditions of this Agreement must be kept confidential by the parties, and may not be disclosed except, in your case, to your immediate family, accountant or attorneys or pursuant to subpoena or court order, and in the Company’s case, to its management, board, accountants, attorneys, regulators or pursuant to a subpoena or court order. The parties agree that if either of them are asked for information concerning this Agreement, they will state only that you and the Company reached an amicable resolution of any disputes concerning your separation from the Company. Notwithstanding the foregoing, either party may disclose such information to a competent legal or governmental authority, provided that such disclosing party gives the other prompt written notice of such requirement prior to disclosure and assist the other party in obtaining an order to protect the information from public disclosure. Any breach of this confidentiality provision shall be deemed a material breach of this Agreement.

12. No Disparagement. The parties agree that they will not make any disparaging comments (verbal or written) about the other party or any of the other party’s Releasees or encourage or induce others to do so. For the purpose of this Agreement, “disparage” includes, without limitation, making comments or statements to any person or entity including, but not limited to, the press and/or media, former employees, employees, partners or principals of the either party or any entity with whom a party has a business relationship, that would adversely affect in any manner (a) the conduct of the business of you or the Company or any of the Releasees (including, but not limited to, any business plans or prospects) or (b) the reputation of you or the Company or any of the Releasees. Nothing in this paragraph shall prohibit the Company or you from providing truthful information as required by law in a legal proceeding or a government investigation. Nothing in this Agreement prevents the Company or you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that either party has reason to believe is unlawful.

13. No Admission of Liability: This Agreement is not and shall not be construed or contended by you to be an admission or evidence of any wrongdoing or liability on the part of Releasees, their representatives, heirs, executors, attorneys, agents, partners, officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. This Agreement shall be afforded the maximum protection allowable under California Evidence Code Section 1152 and/or any other state or federal provisions of similar effect.

14. Complete and Voluntary Agreement: This Agreement, together with the Exhibit hereto, constitute the entire agreement between you and Releasees with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether written or oral, relating to such subject matter. You acknowledge that neither Releasees nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this Agreement for the purpose of inducing you to execute the Agreement, and you acknowledge that you have executed this Agreement in reliance only upon such promises, representations and warranties as are contained herein, and that you are executing this Agreement voluntarily, free of any duress or coercion.

15. Severability: The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the other parts shall remain fully valid and enforceable. Specifically, should a court, arbitrator, or government agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the general release, the waiver of unknown claims and the covenant not to sue above shall otherwise remain effective to release any and all other claims.

16, Modification; Counterparts; Electronic/PDF Signatures: It is expressly agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, executed by authorized representatives of each of the parties to this Agreement. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

17. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of California (other than its choice-of-law provisions).

18. Review of Separation Agreement; Expiration of Offer: In further consideration of the payments and benefits provided to the you in this Agreement, you irrevocably and unconditionally fully and forever waive, release, and discharge the Released Parties from any and all Claims, whether known or unknown, from the beginning of time through the date of your execution of this Agreement arising under the Age Discrimination in Employment Act (ADEA), as amended, and its implementing regulations. By signing this Agreement, you acknowledge and confirm that:

(i) by the Agreement, you have been advised in writing to consult with an attorney of your choosing before signing this Agreement;

(ii) you knowingly, freely and voluntarily agree to all of the terms and conditions in this Agreement including, without limitation, the waiver, release and covenants;

(iii) you are signing this Agreement, including the waiver and release, in exchange for good and valuable consideration in addition to anything of value to which you are otherwise entitled;

(iv) you were given at least twenty-one (21) days to consider the terms of this Agreement and consult with an attorney of your choice, although you may sign it sooner if desired;

(v) you understand that you have seven (7) days after signing this Agreement to revoke the release in this paragraph by delivering notice of revocation to Kelli Serden, VP, Human Resources, by email at kelli.serden@fazeclan.com before the end of this seven-day period; and

(vi) you understand that the release in this paragraph does not apply to rights and claims that may arise after you sign this Agreement.

(vii) you understand and agree that any modification of this Agreement made after the date it is first presented to you for review, whether material or immaterial, will not re-start the 21-day consideration period referenced above.

19. Effective Date: This Agreement is effective on the eighth (8th) day after you sign it provided you have not revoked the Agreement as of that time (the “Effective Date”).

(Remainder of Page Intentionally Left Blank; Signatures Follow Below)

Sincerely,

Faze Clan Inc.

By:	/s/ Lee Trink

Lee Trink, CEO

Date:	11/22/2022

My agreement with the above terms is signified by my signature below. Furthermore, I acknowledge that I have read and understand this Agreement, I have been advised in writing to consult with an attorney of my choosing, and that I sign this release of all claims voluntarily, with full appreciation that at no time in the future may I pursue any of the rights I have waived in this Agreement.

/s/ Kai Henry
Kai Henry

Date:	11/21/2022

EXHIBIT A

Proprietary Information and Inventions Agreement

CONFIDENTIAL

FAZE CLAN INC.

PROPRIETARY INFORMATION PROTECTION AND INVENTIONS ASSIGNMENT

In partial consideration and as a condition of my employment by FAZE CLAN INC., a Delaware corporation, together with any of its affiliates, successors or assigns (collectively, the “Company”), and my receipt of the compensation paid to me by the Company, I, the undersigned, agree to the following terms and conditions, which shall be deemed effective as of the date my employment with the Company commenced.

1. NONDISCLOSURE OBLIGATIONS.

1.1 Proprietary Information. During the term of my employment, I may receive and otherwise be exposed to confidential and proprietary information relating to the Company’s business, strategies, designs and technologies, or to confidential or proprietary information relating to the Company’s suppliers, customers or business partners. Such confidential and proprietary information may include but not be limited to confidential or proprietary information supplied to me with the legend “Confidential” or “Proprietary,” or equivalent, and any of the following types of information, whether or not marked as confidential or proprietary: the Company’s marketing, development, business and customer support strategies, analyses and plans, and any Company customer and supplier information and lists, and any agreements with third parties; the Company’s financial information, including without limitation sales, costs, profits, budget and pricing methods; the Company’s internal organization, employee and consultant information, human resources data and information regarding the skills and compensation of Company employees and contractors; the Company’s designs; the Company’s research plans and results, and any technical notebooks, manuals and documentation; the Company’s technology, including without limitation discoveries, ideas, Inventions (as defined below), research and development efforts, processes, designs, samples, formulae, methods, know-how, unreleased products and services; all derivatives, improvements and enhancements related to any of the above, including any Records (as defined below), and all Third Party Information (as defined below) (all of the above collectively referred to as “Proprietary Information”). I understand that Proprietary Information shall not include information that (a) is in the public domain at the time of disclosure and enters the public domain following disclosure through no fault of mine, (b) is already in my possession prior to disclosure hereunder (as reflected by my written records) or (c) is required to be disclosed pursuant to an order of any competent court or government agency or rules of a securities exchange.

1.2 Duties. I acknowledge the confidential and secret character of the Proprietary Information, and I agree that the Proprietary Information is the sole, exclusive and extremely valuable property of Company. Accordingly, I agree not to use or disclose the Proprietary Information without the prior written consent of an executive officer of the Company on a case-by-case basis, except in the performance of my authorized duties as an employee of Company during the term of my employment and in each such case with appropriate safeguards. I further acknowledge that as between the Company and me, all Proprietary Information, and all improvements or modifications thereto, is and shall be owned exclusively by the Company. Upon termination of my employment, I agree to cease using and to return to the Company all whole and partial originals, copies and derivatives of the Proprietary Information, whether in my possession or under my direct or indirect control, provided that I am entitled to retain only my personal copies of (i) my compensation records, (ii) materials distributed to shareholders generally (if I am a shareholder), and (iii) this Proprietary Information Protection and Inventions Agreement (the “Agreement”).

1.3 Use of Confidential and Trade Secret Information. I agree that I will not use, directly or indirectly, Confidential or Proprietary Information at any time during or after termination of my employment to solicit customers, end customers, consultants, independent contractors, gamers, creators, and business partners of the Company or Company employees to induce, influence or encourage any customer, end customer consultants, independent contractors, gamers, creators, and business partners of the Company or employee of Company to reduce or cease doing business with Company.

1.4 Third Party Information. I understand that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company’s part to maintain the confidentiality of such information (the “Third Party Information”) and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company’s agreement with such third party.

1.5 Unauthorized Use or Disclosure. I shall promptly notify my supervisor or any officer of the Company if I learn of any possible unauthorized use or disclosure of Proprietary Information and shall cooperate fully with the Company to enforce its rights in such information.

1.6 Use of Trade Secrets. I agree that at no time, whether during employment with Company or after the termination thereof, shall I use Company trade secrets, within the meaning of federal law, to solicit customers or business for any person or entity other than Company or its Affiliates. Notwithstanding the foregoing, pursuant to the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)), I will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state or local government official, or to an attorney, solely for the purpose of reporting or

CONFIDENTIAL

investigating a violation of law. Moreover, I will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret made in a complaint, or other document filed in a lawsuit or other proceeding, if such filing is made under seal. I understand that if I file a lawsuit alleging retaliation by Company for reporting a suspected violation of law, I may disclose such trade secret to my attorney and/or use the trade secret in a court proceeding, so long as the document containing the trade secret is filed under seal and does not disclose the trade secret, except pursuant to court order.

2. INVENTIONS.

2.1 Disclosure of Inventions. I shall disclose promptly in writing to an officer or to attorneys of the Company in accordance with the Company’s policies and procedures any idea, invention, work of authorship, whether patentable or unpatentable, copyrightable or uncopyrightable, or eligible for trademark protection, including, but not limited to, any software (in any form including source code and object code), algorithm, application programming interface (API), apparatus, circuit design and assembly, technical and business data, database and data collection, documentation, formula, design, brand element, model, diagram, drawing, logo, flow chart, gate array, material, development plan, device, code, network configuration and architecture, photomask, improvement, method, process, procedure, protocol, schematic, semiconductor device, specification, subroutine, technique, test vector, tool, user interface, discovery, concept, development, machine, know-how, trade secret, contribution and any derivative work with respect to any of the foregoing and any other form of technology (any of the foregoing items hereinafter referred to as an “Invention”) I may conceive, make, develop or work on, in whole or in part, solely or jointly with others, during the term of my employment with the Company. The disclosure required by this Section applies (a) during the period of my employment with the Company and for one (1) year thereafter; (b) with respect to all Inventions whether or not they are conceived, made, developed or worked on by me during my regular hours of employment with the Company; (c) whether or not the Invention was made at the suggestion of the Company; (d) whether or not the Invention was reduced to drawings, written description, documentation, models or other tangible form and (e) whether or not the Invention is related to the general line of business engaged in by the Company. The Company agrees that it will take reasonable precautions to keep Inventions disclosed to it pursuant to this Section 2.1 in confidence and shall not use any Inventions for its own advantage unless those Inventions are assigned or assignable to the Company pursuant to Section 2.2 or otherwise. I will disclose to the Company even those Inventions that I believe qualify under Section 2870 of the California Labor Code, a copy of which is attached hereto as Exhibit B (a “Section 2870 Invention”), and at the time of disclosure of a Section 2870 Invention I will provide to the Company in writing evidence to substantiate the belief that such Section 2870 Invention qualifies as a Section 2870 Invention, and I understand that the Company will keep in confidence any non-public information disclosed in writing to the Company by me pursuant to this Agreement relating to any Section 2870 Invention.

2.2 Assignment of Inventions to Company; Exemption of Certain Inventions. I hereby assign to the Company or its designee, and agree to assign automatically without requirement of further writing when first reduced to practice or recorded in a tangible medium, without royalty or any other further consideration, my entire right, title and interest throughout the world in and to all Inventions and all intellectual property rights therein that (i) relate to the subject matters related to my employment and exist as of the date of this Agreement, for which I do not have an obligation to assign to any third party, or (ii) I conceive, make, develop or work on, either alone or jointly with others, during the period of my employment with the Company and for one (1) year thereafter, except those Inventions that I develop entirely on my own time after the date of this Agreement without using the Company’s equipment, supplies, facilities or Proprietary Information, unless those Inventions either (a) relate at the time of conception or reduction to practice of the Invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (b) result from or are related to any work performed by me for the Company, in which case I agree that any such Inventions shall also be automatically assigned to the Company. I acknowledge and agree that the Company has hereby notified me that the assignment provided for in Section 2.2(ii) does not apply to any Invention which qualifies fully for exemption from assignment under the provisions of Section 2870 of the California Labor Code, a copy of which is attached hereto as Exhibit B. I also acknowledge and agree that nothing in this Section 2.2 limits the assignment of any other rights in or to Proprietary Information or other technology or intellectual property of the Company other than Inventions.

2.3 Records. I will make, maintain and keep adequate and current written records of all Inventions covered by Section 2.1 (the “Records”). These Records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, notebooks and any other format. These Records shall be and remain the property of the Company, and these Records will be available to the Company at all times.

2.4 Patents and Other Rights. Subject to Section 2.2, I will assist the Company in obtaining, maintaining and enforcing patents, invention assignments and copyright assignments and other proprietary rights in connection with any Invention covered by Section 2.1, and otherwise will assist the Company as reasonably required by the Company to perfect in the Company the rights, title and other interests in my work product granted to the Company under this Agreement, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of applications, specifications, oaths, assignments, recordations and other instruments (collectively, the “Instruments”) which the Company shall deem necessary in order to apply for, obtain, perfect, maintain, enforce, license or transfer such rights and in order to assign and convey to the Company, its successors, assigns and designees the sole and exclusive right, title and interest in and to the Inventions, including any proprietary rights thereto. Reasonable costs related to such assistance, if required, will be paid by the Company. I further agree that my obligations under this Section 2.4 shall continue beyond the termination of my employment with the Company for any reason, but if I am called upon to render such assistance after the termination of such employment, I shall be entitled to a fair and reasonable rate of compensation for the time actually spent by me at the Company’s request with respect to such cooperation after the termination of my employment. I shall, in addition, be entitled to reimbursement

CONFIDENTIAL

of any expenses incurred at the request of the Company relating to such assistance after the term of my employment. I hereby agree to waive any moral rights I may have in any copyrightable work I create on behalf of the Company. If the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified above, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any Instruments and to do all other lawfully permitted acts to further the application for, registration, prosecution, perfection, issuance, maintenance or transfer of any patents, copyrights and other proprietary rights with the same legal force and effect as if executed by me. I hereby waive and irrevocably assign to the Company any and all claims which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company under this Agreement.

2.5 Prior Contracts and Inventions; Information Belonging to Third Parties. I represent and warrant that, except as set forth on Exhibit C hereto, there are no other contracts to assign Inventions that are now in existence between any other person or entity and me. I further represent and warrant that: (a) I am not obligated under any consulting agreement, employment agreement or other agreement or obligation that would affect the Company’s rights or my duties under this Agreement, or conflicts with, or would prevent me from fully performing my obligations under this Agreement, including my obligation to assign all rights to all Inventions to the Company pursuant to Section 2.2, and I shall not enter into any such agreement or obligation during the period of my employment by the Company; (b) there is no action, investigation or proceeding pending or threatened, or any basis for any of the foregoing known to me, involving my prior employment, my prior work for third parties as an independent contractor or my use of any information or techniques alleged to be proprietary to any former employer or third party and (c) the performance of my duties under this Agreement and my duties as an employee of the Company will not breach, or constitute a default under, any agreement to which I am bound, including, without limitation, any agreement limiting the use or disclosure of proprietary information acquired in confidence prior to my engagement by the Company. I will not, in connection with my employment by the Company, use or disclose to the Company any confidential, trade secret or other proprietary information of any previous employer or other person to which I am not lawfully entitled. To preclude any possible uncertainty over whether an Invention is assigned to the Company under Section 2.2, I have set forth on Exhibit C a brief description of all Inventions made, conceived, developed or reduced to specific form by me, alone or jointly with others, prior to my employment with the Company that relate to the current or planned conduct of the Company and which I consider to be in whole or in part owned by me or by a third party and which I desire to be excluded from this Agreement and not assigned to the Company under Section 2.2 of this Agreement (the “Background Technology”). If full disclosure of any such Background Technology on Exhibit C would cause me to violate any prior confidentiality agreement with a former employer or other third party, I understand that I am to describe such Background Technology in Exhibit C at the most specific level possible without violating any such prior confidentiality agreement. Without limiting my obligations or representations under this Section 2.5, if I use any Background Technology in the course of my employment or incorporate any Background Technology in any product, service or other offering of the Company, I hereby grant the Company a non-exclusive, royalty-free, perpetual and irrevocable, worldwide right to use and sublicense the use of any Background Technology for the purpose of making, developing, manufacturing, marketing, selling, importing, reproducing, distributing, modifying, displaying, performing and supporting Company technology, products and services, and other Company offerings worldwide, either directly or through multiple tiers of distribution, but not for the purpose of marketing Background Technology separately from Company technology, products or services.

3. WORKS FOR HIRE. I acknowledge that all original works of authorship which are made by me, solely or jointly with others, within the scope of my employment with the Company and which are eligible for copyright protection are “works made for hire” as that term is defined in the United States Copyright Act (17 U.S.C., Section 101).

4. TERM OF EMPLOYMENT. I understand and agree that my employment is voluntary and that nothing in this Agreement shall confer any right with respect to continuation of employment by Company. I also acknowledge that any representations to the contrary, whether written, oral, or implied by any Company conduct or practice, are unauthorized and void unless contained in a formal written employment contract signed by me and the Company.

5. NON-DISPARAGEMENT. During the term of my employment with the Company and for a period of two years thereafter, I will not make public, or cause to be made public, any statements, observations, or opinions, or communicate any information (whether oral or written), that disparages or is likely in any way to harm the business and/or personal reputation of the Company, its officers, employees, customers, independent contractors, talent, consultant, and/or business partners.

6. ADDITIONAL ACTIVITIES. I agree that (a) during the term of my employment by Company, I will not, without Company’s express written consent, either directly or indirectly, engage in any employment or business activity that is competitive with Company or any of its affiliates, or would otherwise conflict with my employment by Company, and (b) I will not, either directly or indirectly, at any time use any Confidential Information about any account or customer relationship of Company or any of its affiliates to unlawfully induce, influence or encourage any customer of Company or any of its affiliates to reduce or cease doing business with Company or any of its affiliates.

7. PROPERTY OF THE COMPANY AND INSPECTION. All notes, memoranda, reports, drawings, blueprints, manuals, materials, data, emails and other papers and records of every kind which shall come into my possession at any time after the commencement of my employment with the Company, relating to any Inventions or Proprietary Information, shall be the sole and exclusive property of the Company. This property shall be surrendered to the Company upon termination of my employment with the Company, or upon request by the Company, at any other time either during or after the termination of such employment, and I will not keep in my possession, reproduce or deliver to any third party any of this property. I further agree that any property

CONFIDENTIAL

situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. I also agree that any equipment I use in the performance of my duties for the Company, including credit cards, keys, keycards, computers (desktops, laptops, etc), cell phones and smart devices, are subject to inspection by Company personnel at any time and shall be provided to the Company immediately upon request; and I further acknowledge that I have no expectation of privacy (as between me and the Company) in connection with the use of any such devices with respect to my personal use. In the event of the termination of my employment with the Company for any reason, I agree to sign and delivery a Termination Certificate substantially in the form attached hereto as Exhibit A.

8. NOTIFICATION TO OTHER PARTIES. In the event that I leave the employ of the Company, I hereby consent to notification by the Company to my new employer or other party for whom I work about my rights and obligations under this Agreement.

9. GENERAL PROVISIONS.

9.1 Survival; Third-Party Beneficiaries. provisions of this Agreement shall survive the termination of my employment with the Company for any reason and the assignment of this Agreement by the Company to any successor in interest or other assignee. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The parties’ rights and obligations under this Agreement will bind and inure to the benefit of their respective successors, heirs, executors, administrators, permitted assigns and other legal representatives.

9.2 Assignment. I will not assign this Agreement or its obligations hereunder without the prior written consent of the Company, and any such purported assignment without consent shall be null and void from the beginning. I agree that the Company may freely assign or otherwise transfer this Agreement to any affiliate or successor of interest of the Company (whether by way of merger, sale, acquisition or corporate re-organization or any substantially similar process).

9.3 Entire Agreement. This Agreement constitutes the parties’ final, exclusive and complete understanding and agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements relating to its subject matter. This Agreement may not be waived, modified or amended unless mutually agreed upon in writing by both parties and signed by the party to be charged. Any subsequent change or changes in my duties, obligations, rights or compensation will not affect the validity or scope of this Agreement.

9.4 Severability. In the event any provision of this Agreement is found to be legally unenforceable, such unenforceability shall not prevent enforcement of any other provision of the Agreement and the remaining provisions will continue in full force and effect.

9.5 Liquidated Damages; Injunctive Relief. I acknowledge that the Company will suffer substantial damages not readily ascertainable or compensable in terms of money in the event of the breach of any of my obligations under this Agreement. I therefore agree that the Company shall be entitled (without limitation of any other rights or remedies otherwise available to the Company) to obtain an injunction from any court of competent jurisdiction prohibiting the continuance or recurrence of any breach of this Agreement.

9.6 Governing Law and Venue. The validity, interpretation, construction and performance of this Agreement and the rights and obligations of the parties under this Agreement shall be governed in all respects by the laws of the State of California exclusively, without regard to conflict of law provisions. I agree that upon Company’s request, all disputes arising under the foregoing Agreement only (and not any other employment agreement that may exist between me and the Company and any employment terms thereunder) shall be adjudicated in the state and federal courts having jurisdiction over disputes arising in Los Angeles County, and I hereby agree to consent to the personal jurisdiction of such courts.

9.7 Notices. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified on the signature page to this Agreement or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery, or sent by certified or registered mail, postage prepaid, three (3) days after the date of mailing.

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT.

I ACKNOWLEDGE THAT I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL PRIOR TO SIGNING THIS AGREEMENT, THAT I HAVE HAD ALL THE TIME I WANT TO REVIEW THIS AGREEMENT, AND THAT I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.    I HAVE ALWAYS UNDERSTOOD THESE TERMS AND CONDITIONS TO BE A MATERIAL PART OF MY EMPLOYMENT WITH THE COMPANY.

CONFIDENTIAL

FAZE CLAN INC.		EMPLOYEE

BY:	/s/ Lee Trink	BY:	/s/ Kai Henry
NAME:	Lee Trink	NAME:	Kai Henry
TITLE:	CEO	DATE:	5/7/2021

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EXHIBIT B

Independent Contractor Agreement

Exhibit 10.2

INDEPENDENT CONTRACTOR AGREEMENT

This Independent Contractor Agreement (“Agreement”) is entered into as of the date set forth on the signature page (the “Effective Date”), between Faze Clan Inc. a Delaware corporation, together with any of its successors or assigns (collectively, “Company”), and the contractor identified on the signature page hereto (“Contractor”).

1. SERVICES

1.1 Statements of Work. From time to time, Company and Contractor may execute one or more statements of work, substantially in the form attached hereto as Exhibit A, that describe the specific services to be performed by Contractor (as executed, a “Statement of Work”). Each Statement of Work will expressly refer to this Agreement, will form a part of this Agreement, and will be subject to the terms and conditions contained herein. A Statement of Work may be amended only by written agreement of the parties.

1.2 Performance of Services. Contractor will perform the services described in each Statement of Work (the “Services”) and shall deliver to Company the deliverables, designs, products, documentation and other materials specified in the Statement of Work (individually or collectively, “Deliverables”), in a prompt, diligent and workmanlike manner, at a level of proficiency to be expected of a contractor with the background and experience that Contractor has represented it has, and all in accordance with the terms, conditions and schedules set forth in each such Statement of Work and this Agreement. In addition, Contractor shall provide Contractor’s own tools, instruments and equipment and place of performing the Services, unless otherwise agreed.

2. PAYMENT

2.1 Fees. As Contractor’s sole compensation for the performance of Services, Company will pay Contractor the fees specified in each Statement of Work in accordance with the terms set forth therein. Without limiting the generality of the foregoing Contractor acknowledges and agrees that, if specified in the Statement of Work, Company’s payment obligation will be expressly subject to Contractor’s completion or achievement of certain milestones to Company’s reasonable satisfaction.

2.2 Expenses. Unless otherwise explicitly provided in the Statement of Work, Company will not reimburse Contractor for any out-of-pocket travel, lodging or related expenses incurred by Contractor in connection with Contractor’s performance of Services. If the Statement of Work explicitly provides for any such expenses to be reimbursed by the Company, it shall nevertheless be a condition to such reimbursement that all expenses that exceed $500 be pre-approved in writing by the Company. As a condition for reimbursement, Contractor will furnish Company with copies of receipts and other customary documentation for any expenses for which Contractor requests reimbursement hereunder.

2.3 Payment Terms. All fees and other amounts set forth in the Statement of Work, if any, are stated in and are payable in U.S. dollars. Unless otherwise provided in a Statement of Work, Contractor will invoice Company on a monthly basis for all fees and expenses payable to Contractor. Company will pay the full amount of each such invoice within thirty (30) days following receipt thereof, except for any amounts that Company disputes in good faith. The parties will use their respective commercially reasonable efforts to promptly resolve any such payment disputes.

3. RELATIONSHIP OF THE PARTIES

3.1 Independent Contractor. Contractor is an independent contractor and nothing in this Agreement will be construed as establishing an employment or agency relationship between Company and Contractor. Contractor has no authority to bind Company by contract or otherwise. Contractor will perform Services under the general direction of Company, but Contractor will determine, in Contractor’s sole discretion, the manner and means by which Services are accomplished, subject to the requirement that Contractor will at all times comply with applicable law. Contractor agrees not to contest Contractor’s designation as an independent contractor.

3.2 Taxes and Employee Benefits. Contractor will report to all applicable government agencies as income all compensation received by Contractor pursuant to this Agreement. Contractor will be solely responsible for payment of all withholding taxes, social security, workers’ compensation, unemployment and disability insurance or similar items required by any government agency. Contractor will not be entitled to any benefits paid or made available by Company to its employees, including, without limitation, any vacation or illness payments, or to participate in any plans, arrangements or distributions made by Company pertaining to any bonus, stock option, profit sharing, insurance or similar benefits. Contractor will indemnify and hold Company harmless from and against all damages, liabilities, losses, penalties, fines, expenses and costs (including reasonable fees and expenses of attorneys and other professionals) arising out of or relating to any obligation imposed by law on Company to pay any withholding taxes, social security, unemployment or disability insurance or similar items in connection with compensation received by Contractor pursuant to this Agreement.

3.3 Liability Insurance. Contractor acknowledges that Company will not carry any liability insurance on behalf of Contractor. Contractor will maintain in force adequate liability insurance to protect Contractor from claims of personal injury (or death) or tangible or intangible property damage (including loss of use) that arise out of any act or omission of Contractor.

4. CONFIDENTIAL INFORMATION. For purposes of this agreement, “Confidential Information” means any trade secrets and confidential information involving the operations of the company which derive economic value, actual or potential, from not being generally known to, and not readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use including, without limitation: (i) any information, materials or knowledge regarding company and its business, financial condition, products, services, programming techniques, customers, suppliers, technology or research and development that is disclosed to Contractor or to which Contractor has access in connection with performing services; (ii) the Contractor work product; (iii) the terms and conditions of this agreement; (iv) any information that is marked “confidential” or in some comparable manner; and (v) any information that is otherwise confidential or proprietary information. Confidential Information will not include any information that: (a) is or becomes part of the public domain through no fault of Contractor; (b) was rightfully in Contractor’s possession at the time of disclosure, without restriction as to use or disclosure; or (c) Contractor rightfully receives from a third party who has the right to disclose it and who provides it without restriction as to use or disclosure.

At all times, both during Contractor’s engagement by Company as an independent contractor and after its termination, and to the fullest extent permitted by law, Contractor agrees to hold all Confidential Information in strict confidence, not to use it in any way, commercially or otherwise, except in performing services, and not to disclose it to others. Contractor further agrees to take all actions reasonably necessary to protect the confidentiality of all Confidential Information. Nothing in this section 5 or otherwise in this agreement shall limit or restrict in any way Contractor’s immunity from liability for disclosing Company’s trade secrets as specifically permitted by 18 U.S. code section 1833, which provide as follows:

Immunity from liability for confidential disclosure of a trade secret to the government or in a court filing. An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made, (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Use of trade secret information in anti-retaliation lawsuit. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

5. WARRANTIES

5.1 No Pre-existing Obligations. Contractor represents and warrants that Contractor has no pre-existing obligations or commitments (and will not assume or otherwise undertake any obligations or commitments) that would be in conflict or inconsistent with or that would hinder Contractor’s performance of its obligations under this

Agreement.

5.2 Performance Standard. Contractor represents and warrants that Services will be performed in a thorough and professional manner, consistent with high professional and industry standards by individuals with the requisite training, background, experience, technical knowledge and skills to perform Services.

5.3 Non-Solicitation of Personnel and Customers/Partners. During the term of this Agreement and for a period of two (2) years thereafter, Contractor will not directly or indirectly (based on a commercially reasonable standard)solicit the services of any Company employee or independent contractor, Consultant, customer or partner for Contractor’s own benefit or for the benefit of any other person or entity affiliated with Contractor.

6. INDEMNITY. Contractor will defend, indemnify and hold company harmless from and against all claims, damages, liabilities, losses, expenses and costs (including reasonable fees and expenses of attorneys and other professionals) arising out of or resulting from:

(a) any action by a third party against Company that is based on a claim that any Services performed under this Agreement, or the results of such Services, or Contractor’s use thereof, infringe, misappropriate or violate such third party’s Intellectual Property Rights; and

(b) any action by a third party against Company that is based on any act or omission of Contractor and that results in: (i) personal injury (or death) or tangible or intangible property damage (including loss of use); or (ii) the violation of any statute, ordinance, or regulation.

7. TERM AND TERMINATION

7.1 Term. This Agreement will commence on the Effective Date and, unless terminated earlier in accordance with the terms of this Agreement, will remain in force and effect for as long as Contractor is performing Services pursuant to a Statement of Work.

7.2 Termination for Breach. Either party may terminate this Agreement (including all Statements of Work) if the other party breaches any material term of this Agreement and fails to cure such breach within thirty (30) days following written notice thereof from the non-breaching party.

7.3 Termination for Non-Material Breach. Company may terminate this Agreement (including all Statements of Work) if the other party breaches any non-material term of this Agreement and fails to cure such breach within seventy-two (72) hours following written notice thereof from the non-breaching party.

7.4 Effect of Termination. Upon the expiration or termination of this Agreement for any reason, Company will pay Contractor any accrued but unpaid fees due and payable to Contractor pursuant to Section 2.

7.5 Survival. The rights and obligations of the parties under Sections 2, 3.2, 3.3, 4, 5.3, 6, 7.4, 7.5, 8, 9 and 10 will survive the expiration or termination of this Agreement.

8. LIMITATION OF LIABILITY. IN NO EVENT WILL COMPANY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, EVEN IF COMPANY HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

9. NON-DISPARAGEMENT. Contractor will not make public, or cause to be made public, any statements, observations, or opinions, or communicate any information (whether oral or written), that disparages or is likely in any way to harm the reputation of the company, its officers, employees, customers, users and/or business partners.

10. GENERAL

10.1 Assignment. Contractor may not assign or transfer this Agreement, in whole or in part, without Company’s express prior written consent. Any attempt to assign this Agreement, without such consent, will be void. Subject to the foregoing, this Agreement will bind and benefit the parties and their respective successors and assigns.

10.2 No Election of Remedies. Except as expressly set forth in this Agreement, the exercise by Company of any of its remedies under this Agreement will not be deemed an election of remedies and will

FaZe Clan Inc.

Independent Contractor Agreement

2

be without prejudice to its other remedies under this Agreement or available at law or in equity or otherwise.

10.3 Attorneys’ Fees. If any action is necessary to enforce the terms of this Agreement, the substantially prevailing party will be entitled to reasonable attorneys’ fees, costs and expenses in addition to any other relief to which such prevailing party may be entitled.

10.4 Governing Law and Arbitration. This Agreement will be governed by and construed in accordance with the laws of the State of California, excluding its body of law controlling conflict of laws. Any dispute, claim or controversy arising out of or relating to this Agreement or the interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined exclusively by mandatory, binding, and confidential arbitration in Los Angeles, California before one arbitrator, administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration which will be brought exclusively in the federal or state courts located in California and the parties irrevocably consent to the personal jurisdiction and venue therein.

10.5 Notices. All notices required or permitted under this Agreement will be in writing, will reference this Agreement, and will be deemed given: (i) when delivered personally; (ii) one (1) business day after deposit with a nationally-recognized express courier, with written confirmation of receipt; or (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid. All such notices will be sent to the addresses set forth below or to such other address as may be specified by either party to the other party in accordance with this Section.

10.6 Class Action, Collective Action and Representative Action Waiver. Because the parties intend to resolve any particular dispute as quickly as possible, the Arbitrator shall not have the authority to consolidate the claims of other contractors and employees into a single proceeding, to fashion a proceeding as a class, collective, or representative action, or to award relief to a class or group of contractors and employees. All claims covered by this Agreement are intended to be brought and resolved on an individual basis. Both you and the Company are waiving any right to bring claims as class, collective, or representative actions.

10.7 Jury Trial. Each party hereto knowingly, voluntarily and intentionally hereby irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement.

10.8 Severability. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement will remain in full force and effect, and the provision affected will be construed so as to be enforceable to the maximum extent permissible by law.

10.9 Waiver. The failure by either party to enforce any provision of this Agreement will not constitute a waiver of future enforcement of that or any other provision.

10.10 Entire Agreement. No term of any Statement of Work will be deemed to amend the terms of this Agreement unless the

Statement of Work references a specific provision in this Agreement and provides that the Statement of Work is amending only that specific provision of this Agreement and only with respect to Services performed pursuant to such Statement of Work. Any waiver, modification or amendment of any provision of this Agreement will be effective only if in writing and signed by the parties hereto. This Agreement, together with all Statements of Work, constitutes the complete and exclusive understanding and agreement of the parties with respect to its subject matter and supersedes all prior understandings and agreements, whether written or oral, except those specifically set forth and described on Exhibit A.

10.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A signature transmitted by facsimile or in a PDF file shall have the same effect as an original signature. Each Party represents and warrants that the representatives signing this Agreement on its behalf has all right and authority to bind and commit that Party to the terms and conditions of this Agreement.

FaZe Clan Inc.

Independent Contractor Agreement

3

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set below.

FAZE CLAN INC.		KAI HENRY
BY:	/s/ Lee Trink	BY:	/s/ Kainoa Henry

NAME:	Lee Trink	NAME:	Kainoa Henry
TITLE:	CEO	TITLE:	N/A
ADDRESS 720 N. CAHUENGA BLVD.		DATE:	11/21/2022
LOS ANGELES, CALIFORNIA 90028		ADDRESS:

EXHIBIT A

STATEMENT OF WORK

NAME: KAI HENRY

This Statement of Work Number 1 is issued under and subject to all of the terms and conditions of the Independent Contractor Agreement (the “Agreement”).

1.

Term. Contractor shall be retained as an independent contractor to perform the services under the Agreement and this Statement of Work for a period of six (6) months after the Effective Date (subject to extension or revision upon mutual agreement of the parties), except in the case of section 7.2 of the Agreement (Termination for breach by Contractor). Pursuant to Section 7.2 of the Agreement, Company has the right to terminate the Agreement for breach, in which case Company shall have no obligation to pay the remaining balance of Contractor’s fee. Pursuant to Section 7.3 of the Agreement, the Company has the right to terminate the Agreement for convenience prior to the expiration of the six month term; should Company exercise that right, Company will pay Contractor the remaining unpaid portion of his fee.

2.	Description of Services

For a period of six (6) months from the date of the Agreement, Contractor shall perform the following services for Company:

Ensure success of the Web 3 Initial Drop through the following deliverables:

Web 3 Iniital Drop:

•	Securing and execution of “Behind the Mint” program for paid mint with nft now
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Creation and execution of marketing/promotion plan for free mint and paid mint including targeted communities, creators, projects, publications, suggested whitelist or list of wallets for airdrop by 11/18

•	Guaranteed support/endorsement of the free mint and paid mint on personal social media and at speaking engagements and/or press opportunities (until launch of paid mint)
•	Availability to web3 team for free mint and paid mint (until launch of paid mint)
•	In person attendance to FaZe Forever event space and activations daily at The Gateway from 11/29 - 12/3
•	Curation of Art Basel web3 free mint launch dinner (including securing 30 web3 tastemakers to attend, coordination of event logistics and planning) - Targeted timing: 11/30 - 12/2
•	Securing of panel moderator and 2 speakers for Tuesday’s panel at The Gateway by 11/15
•	Paid mint final deliverables (notes and input on creative of assets of cartridge and console and affinity program breakdown for rewards/benefits to be assigned to each paid console category) by 11/22

It is understood that Contractor, who was formerly an executive employee of the Company, is no longer such an executive employee and is no longer an employee of the Company. Contractor will perform his duties under the Agreement and this Statement of Work solely in his capacity as independent contractor. As such, he will not have or attempt to exert executive or supervisory authority over employees of the Company and will not interfere in employees’ performance of their duties, and will not communicate with clients, vendors, sponsors or others having business relationships with the Company regarding matters which would reasonably viewed to be in conflict with the Company’s interests or Contractor’s obligations under this Agreement. Contractor also acknowledges that as an independent contractor he has no decision making power over critical business decision making by the Company, though he is free to offer non-binding suggestions where appropriate. Contractor shall not attempt to countermand or criticize decisions made by the

Company’s existing executive team.

During the Term, Contractor shall not perform any services for any competitor of the Company. Contractor will not “double dip” and get paid by any person doing business with the Company for any specific project under which Contractor is paid under this Agreement. Pursuant to the Agreement, all work generated by the Company with assistance of Contractor belongs solely to Company, and Contractor will not attempt to earn any compensation with respect to the same beyond the payments referred to Section 2 below.

2. Payment Terms

Fee of $35,000 per month with first three (3) months paid upon execution of this Agreement.

Five percent (5.0%) of the actual revenue earned and actually received by Company from the Web 3 drop, net of all costs and expenses incurred by Company in generating the same.

Two percent (2.0%) of the actual remaining revenue received by Company on the existing Moonpay contract within ten (10) days of receipt. Consultant has been paid the applicable commission on such contract for monies received as of the date of this Agreement.

Initials:	LT	(Company)

	KH	(Contractor)